

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. Bing Zhu
Chief Financial Officer
Chemspec International Limited
No. 200, Wu Wei Road
Shanghai 200331, People's Republic of China

Re: Form 20-F for the Year Ended December 31, 2009
Form 6-K filed on November 12, 2010
File No. 1-34368

Dear Mr. Zhu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief